
03053277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52250

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 08 2003
DIVISION OF MARKET REGULATION

NAME OF BROKER-DEALER:

HANSON McCLAIN RETIREMENT NETWORK LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 PLAZA DRIVE, SUITE 120
(No. and Street)

FOLSOM (City) CALIFORNIA (State) 95630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT NEELEY (916) 608-1525
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARIDAD & CROWE
(Name — *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT NEELEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HANSON McCLAIN RETIREMENT NETWORK LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public



TRACY M. KLIEWER
Commission # 1394220
Public - California
Sacramento County
My Comm. Expires Feb 13, 2007



Commission # 1394220
Notary Public - California
Sacramento County
My Comm. Expires Feb 13, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Independent auditors' supplemental report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Members
Hanson McClain Retirement Network LLC
Folsom, California

We have audited the statement of financial condition of Hanson McClain Retirement Network LLC as of December 31, 2002, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanson McClain Retirement Network LLC, as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



CERTIFIED PUBLIC ACCOUNTANTS

January 24, 2003

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$ 333,332
Accounts receivable	8,333
Notes receivable	53,537
Other current assets	45,495
Furniture and equipment, net of accumulated depreciation of $ 26,623	39,325
	$ 480,022

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 7,118
State taxes payable	6,000
Total liabilities	13,118
Members' equity	466,904
	$ 480,022

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2002

REVENUES	
Marketing revenue	$ 4,255,855
Interest	415
	4,256,270
EXPENSES	
Compensation	984,809
Professional fees	133,532
Regulatory fees	1,840
Other operating expenses	470,350
	1,590,531
INCOME BEFORE INCOME TAXES	2,665,739
INCOME TAXES	6,800
NET INCOME	$ 2,658,939

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2002

Balance, December 31, 2001	$ 180,645
Net income	2,658,939
Distributions	(2,372,680)
Balance, December 31, 2002	$ 466,904

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,658,939
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	12,598
Change in assets and liabilities:	
Decrease in accounts receivable	6,692
(Increase) in other current assets	(43,000)
Decrease in other assets	475
(Decrease) in accounts payable	(20,709)
Net adjustments	(43,944)
Net cash provided by operating activities	2,614,995
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in notes receivable	(57,016)
Principal payments on notes receivable	36,231
Cash payments for purchase of equipment	(37,247)
Net cash used by investing activities	(58,032)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid	(2,372,680)
Net cash used by financing activities	(2,372,680)
NET INCREASE IN CASH AND CASH EQUIVALENTS	184,283
CASH AND CASH EQUIVALENTS, December 31, 2001	149,049
CASH AND CASH EQUIVALENTS, December 31, 2002	$ 333,332

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 6,800
	Interest	$ 0

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

NOTE A – Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Hanson McClain Retirement Network LLC (the Company) was formed as a Limited Liability Company in California in July, 1998, with a termination date of July 1, 2028. Under this form of organization, the members are not liable for the debts of the Company.

The Company registered as a broker-dealer with the Securities and Exchange Commission in February, 2000, and is a member of the National Association of Securities Dealers. The Company provides marketing and training support to independent financial advisors.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Equipment

Equipment purchases greater than $500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Income Taxes

No provision or liability for federal income taxes has been made in the financial statements since the Company's income and losses are reported on the individual members' tax returns. The provision is for the annual state limited liability minimum tax and annual fee.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who engage in limited business (mutual funds and/or variable annuities only).

HANSON McCLAIN RETIREMENT NETWORK LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

NOTE B – Notes Receivable

At December 31, 2002, notes receivable consist of the following:

Promissory note from an individual, with interest at 1% per month, unsecured, principal and interest due January, 2003	$ 14,000
Promissory note from an individual, 0% interest, unsecured, monthly payments of $1,231, due December, 2004	30,785
Promissory note from an individual, with interest at 8% per year, unsecured, monthly payments of $1,500, due January, 2003	8,752
	$ 53,537

Interest receivable of $ 2,495 was accrued at December 31, 2002, and is included in other current assets in the statement of financial condition.

NOTE C – Retirement Plan

The Company sponsors a 401(k) Plan so that employees may contribute a portion of their pretax income into a retirement fund. The Company elected to contribute $ 13,628 in 2002 to the 401(k) Plan to supplement employee contributions.

NOTE D – Lease Commitments

Operating Leases

Aggregate annual rentals for office space under a noncancellable operating lease with original terms in excess of one year are as follows:

2003	$ 44,000
2004	44,000
	$ 88,000

Rent expense for the year ended December 31, 2002 of $ 45,185, is included in other operating expenses in the statement of operations.

HANSON McCLAIN RETIREMENT NETWORK LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

NOTE E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company's net capital is $ 320,114, which is $ 315,114, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was .04 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

HANSON McCLAIN RETIREMENT NETWORK LLC

COMPUTATION OF NET CAPITAL

December 31, 2002

NET CAPITAL	
Members' equity	$ 466,904
Less nonallowable assets:	
Petty cash	(100)
Accounts receivable	(8,333)
Notes receivable	(53,537)
Other current assets	(45,495)
Furniture and equipment, net	(39,325)
Total adjustments	(146,790)
NET CAPITAL	$ 320,114
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 7,118
State taxes payable	6,000
	$ 13,118
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 315,114
Ratio of aggregate indebtedness to net capital	.04 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 326,214
Audit adjustments: State taxes payable	(6,000)
Nonallowable assets	(100)
Net capital as reported herein	$ 320,114
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 7,118
Audit adjustments: State taxes payable	6,000
Aggregate indebtedness, as reported herein	$ 13,118

These differences result in a ratio of aggregate indebtedness to net capital of .04 to 1.0 rather than .02 to 1.0 as previously reported.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

January 24, 2003

To the Members
Hanson McClain Retirement Network LLC
Folsom, California

We have audited the financial statements of Hanson McClain Retirement Network LLC for the year ended December 31, 2002, and have issued our report thereon dated January 24, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hanson McClain Retirement Network LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hanson McClain Retirement Network LLC, taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.



CERTIFIED PUBLIC ACCOUNTANTS

HANSON McCLAIN RETIREMENT NETWORK LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

For The Year Ended December 31, 2002

CONTENTS